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CONFIDENTIAL TREATMENT REQUESTED
This draft registration statement has not been filed publicly with the Securities and Exchange
Commission and all information contained herein remains confidential.
As confidentially submitted to the Securities and Exchange Commission on May 17, 2013

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ABENGOA, S.A.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Kingdom of Spain (State or other jurisdiction of incorporation or organization)	8711 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Campus Palmas Altas
C/ Energía Solar 1
41014, Seville, Spain
Tel: + 34 954 93 71 11
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Abengoa Solar Inc.
11500 West 13th Avenue
Lakewood, Co 80215
Tel: + 1 (303) 928 - 8500
Attn: Christopher Hansmeyer

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
Christopher C. Paci DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020-1104 + 1 (212) 335-4500	Michael J. Willisch Ray Ibrahim Davis Polk & Wardwell LLP Paseo de la Castellana, 41 28046 Madrid + 34 91 768 9610

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

           If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amounts to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Class B shares, par value €0.01 per share(2)(3)(4)	$	$	$	$
Mandatorily Convertible Subordinated Notes due 2016(3)	$	$	$	$
Class B Shares, par value €0.01 per share (4)(5)	$	$	$	$

(1)
Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act.

(2)
Includes Class B shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the Class B shares are first bona fide offered to the public.

(3)
Includes Class B shares subject to the underwriters' option to purchase additional Class B shares. Includes Notes subject to the underwriters' option to purchase additional Notes.

(4)
American depositary shares evidenced by American depositary receipts issuable upon deposit of the Class B shares registered hereby are being registered pursuant to a separate registration statement on Form F-6 (Registration No. 333-             ). Each American depositary share represents              Class B shares.

(5)
Represents Class B shares issuable upon conversion of the Notes. No additional consideration will be received for the Class B shares issuable upon conversion of the Notes. Pursuant to Rule 457(i) under the Securities Act, no additional registration fee is required.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

 Explanatory Note

        Abengoa, S.A. has prepared this Amendment No. 4 to the Registration Statement on Form F-1 (File No. 333-             ) for the purpose of filing Exhibits 1.1, 1.2, 5.1, 5.2, 8.1, and 8.2 to the Registration Statement with the Securities and Exchange Commission. This Amendment No. 4 does not modify any provision of the Prospectus that forms a part of the Registration Statement and accordingly such Prospectus has not been included herein.

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers

        The registrant maintains an insurance policy that protects its directors and officers from liabilities incurred as a result of actions taken in their official capacity.

        Under Spanish law, our directors shall be liable to the company, the shareholders and the creditors of the company for any damage they cause through acts or omission contrary to the law or our by-laws, or through acts or omissions carried out breaching the duties inherent to holding a director position. Any other person acting as a director in fact shall be personally responsible on this basis as well.

Item 7.    Recent Sales of Unregistered Securities

        None.

Item 8.    Exhibits and Financial Statement Schedules

(a)
Exhibits

Exhibit Number	Description
1.1	Form of Share Underwriting Agreement
1.2	Form of Note Underwriting Agreement
3.1†	Bylaws
4.1†	Specimen certificate evidencing American Depositary Receipt (included in Exhibit 4.2)
4.2†	Form of Deposit Agreement among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares
4.4*	Form of Indenture among the Registrant, , as trustee, and , as securities administrator (including the form of Note)
5.1	Form of opinion of DLA Piper Spain as to certain Spanish legal matters
5.2	Form of opinion of DLA Piper LLP (US) as to certain U.S. legal matters
8.1	Form of opinion of DLA Piper Spain as to Spanish tax matters (included in Exhibit 5.1)
8.2	Form of opinion of DLA Piper LLP (US) as to U.S. tax matters (included in Exhibit 5.2)
10.1†	Form of Agreement between executives and Abengoa, S.A. for acquisition of shares of Abengoa, S.A.
10.2†	2011 Extraordinary Variable Compensation Plan of Abengoa, S.A.
10.3†	Registration Rights Agreement, dated as of November 4, 2011, between Abengoa, S.A. and FR Alfajor Holdings S.à.r.l.
10.4†	Shareholder's Agreement between Abengoa, S.A. and Inversión Corporativa, I.C., S.A. dated as of August 27, 2012
12.1†	Computation of ratio of earnings to fixed charges
21.1*	List of Subsidiaries
23.1*	Consent of Deloitte, S.L.
23.2*	Consent of PricewaterhouseCoopers Auditores, S.L.
23.3†	Letter of PricewaterhouseCoopers Auditores, S.L.
23.4	Consent of DLA Piper Spain (included in Exhibit 5.1)
23.5

Exhibit Number	Description
Consent of DLA Piper LLP (US) (included in Exhibit 5.2)
24.1*	Powers of Attorney (included on signature page)
25.1*	Statement of Eligibility of Trustee on Form T-1 with respect to Exhibit 4.4

*
To be filed by amendment

†
Previously filed
(b)
Financial Statement Schedules

        All schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto or the additional information thereto.

Item 9.    Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question, whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (2)    For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A, and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

        (3)    For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in             on the             day of             , 2013.

ABENGOA, S.A.
By:
Name:
Title:

Power of Attorney

        We, the undersigned directors and officers of Abengoa, S.A., hereby severally constitute and appoint Manuel Sánchez Ortega, Felipe Benjumea Llorente, José B. Terceiro and Miguel Ángel Jiménez-Velasco Mazarío, and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the United States Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the United States Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Manuel Sánchez Ortega	Chief Executive Officer and Director (Principal executive officer)	, 2013
Vicente Jorro de Inza	Financial Director (Principal financial officer)	, 2013
Enrique Borrajo Lovera	Consolidation Officer (Principal accounting officer)	, 2013
Felipe Benjumea Llorente	Executive Chairman	, 2013
José B. Terceiro	Executive Vice-Chairman and Lead Director	, 2013
José Joaquín Abaurre Llorente	Director	, 2013
José Luis Aya Abaurre	Director	, 2013
José Borrell Fontellés	Director	, 2013

Signature	Title	Date

María Teresa Benjumea Llorente	Director	, 2013
Javier Benjumea Llorente	Director	, 2013
Mercedes Gracia Díez	Director	, 2013
Ricardo Martínez Rico	Director	, 2013
Claudio Santiago Ponsa	Director	, 2013
Ignacio Solís Guardiola	Director	, 2013
Fernando Solís Martínez-Campos	Director	, 2013
Carlos Sundheim Losada	Director	, 2013
Alicia Velarde Valiente	Director	, 2013

Signature of Authorized Representative in the United States

        Pursuant to the United States Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States for Abengoa, S.A., has signed this Registration Statement and any amendment thereto in the City of                           , State of                           , on the             day of              , 2013.

Name:
Title:	Authorized Representative

 Exhibit Index

Exhibit Number		Description
1.1		Form of Share Underwriting Agreement
1.2		Form of Note Underwriting Agreement
3.1	†	Bylaws
4.1	†	Specimen certificate evidencing American Depositary Receipt (included in Exhibit 4.2)
4.2	†	Form of Deposit Agreement among the Registrant, the depositary and all registered holders and beneficial owners of the American Depositary Shares
4.4	*	Form of Indenture among the Registrant, , as trustee, and , as securities administrator (including the form of Note)
5.1		Form of opinion of DLA Piper Spain as to certain Spanish legal matters
5.2		Form of opinion of DLA Piper LLP (US) as to certain U.S. legal matters
8.1		Form of opinion of DLA Piper Spain as to Spanish tax matters (included in Exhibit 5.1)
8.2		Form of opinion of DLA Piper LLP (US) as to U.S. tax matters (included in Exhibit 5.2)
10.1	†	Form of Agreement between executives and Abengoa, S.A. for acquisition of shares of Abengoa, S.A.
10.2	†	2011 Extraordinary Variable Compensation Plan of Abengoa, S.A.
10.3	†	Registration Rights Agreement, dated as of November 4, 2011, between Abengoa, S.A. and FR Alfajor Holdings S.à.r.l.
10.4	†	Shareholder's Agreement between Abengoa, S.A. and Inversión Corporativa, I.C., S.A. dated as of August 27, 2012
12.1	†	Computation of ratio of earnings to fixed charges
21.1	*	List of Subsidiaries
23.1	*	Consent of Deloitte, S.L.
23.2	*	Consent of PricewaterhouseCoopers Auditores, S.L.
23.3	†	Letter of PricewaterhouseCoopers Auditores, S.L.
23.4		Consent of DLA Piper Spain (included in Exhibit 5.1)
23.5		Consent of DLA Piper LLP (US) (included in Exhibit 5.2)
24.1	*	Powers of Attorney (included on signature page)
25.1	*	Statement of Eligibility of Trustee on Form T-1 with respect to Exhibit 4.4

*
To be filed by amendment
†
Previously filed

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Explanatory Note
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 6. Indemnification of Directors and Officers
  Item 7. Recent Sales of Unregistered Securities
  Item 8. Exhibits and Financial Statement Schedules
  Item 9. Undertakings
SIGNATURES
Power of Attorney
Signature of Authorized Representative in the United States
Exhibit Index